TransAlta issues notice of termination for Sundance 1 and 2 Power Purchase Arrangement

CALGARY, Alberta (February 8, 2011) – TransAlta Corporation (TSX: TA; NYSE: TAC) today issued notice of termination for destruction on its Sundance 1 and 2 coal-fired generation units under the terms of the Sundance A Power Purchase Arrangement (PPA). After extensive physical inspection of the boilers in the units and review of the terms and conditions of the PPA, TransAlta has determined that the units cannot be economically restored to service.

TransAlta expects to recover the net book value prescribed in the PPA and does not expect any material financial impact. TransAlta remains committed to continuing to work with the PPA Buyer and the Balancing Pool under the processes established within the PPA.

TransAlta took Sundance 1 and 2 units out of service in mid-December 2010 due to testing that indicated boiler tube conditions were no longer at design limits. Comparable boiler conditions have not been observed at TransAlta’s other coal-generation units. TransAlta subsequently notified the PPA Buyer and the Balancing Pool on January 4, 2011 of a force majeure event.

Sundance 1 and 2 comprised 560 megawatts (MW) of the 2,126 MW Sundance power plant, which has six individual units and serves as a baseload facility for the Alberta electricity system. Sundance is located about 70 kilometres west of Edmonton and is the largest power plant in Alberta, and the largest coal plant in Western Canada.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Bob Klager

Director, Public Affairs

Phone:  (403) 267-7330 or Email: robert_klager@transalta.com

Investor inquiries:

Jess Nieukerk

Director, Investor Relations

Phone: (403) 267-3607 or Email: jess_nieukerk@transalta.com